

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2023

Geoffrey S. Dow, Ph.D.
President and Chief Executive Officer
60 Degrees Pharmaceuticals, Inc.
1025 Connecticut Avenue NW Suite 1000
Washington, D.C. 20036

> **Re: 60 Degrees Pharmaceuticals, Inc.**
> **Registration Statement on Form S-1**
> **Filed on January 31, 2023**
> **File No. 333-269483**

Dear Geoffrey S. Dow:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1, filed January 31, 2023

Summary of the Offering, page 15

1. Please indicate in this section the number of Preferred Shares that will be issued to Knight upon the conversion of the Accrued Interest and the number of shares of common stock into which those Preferred Shares will be convertible. Please also file the Knight Debt Conversion Agreement, as amended, as an exhibit.

2. We note your disclosure on page F-43 that, on November 22, 2022, the company adopted a 2022 Equity Incentive Plan. Please address the shares issuable under this plan in your footnotes to this section and indicate whether any awards have been granted under this plan to date, and, if so, the exercise price thereof. In an appropriate section, please also revise to discuss the material terms of the plan and file it as an exhibit to the registration statement.

Risk Factors, page 17

3.   We note that a large number of shares will be offered by the selling stockholders in the resale offering. Please include a risk factor that describes the risk to purchasers in your underwritten offering that the large number of shares being offered in the resale transaction could depress the market price of your common stock.

Intellectual Property, page 75

4.   Please disclose the expiration dates for your current patents and the expected expiration dates for your patent applications.

Selling Stockholders, page 102

5.   We note your disclosure that the selling stockholders "may be deemed to be 'underwriters' within the meaning of the Securities Act[.]" Please advise us if any of the selling stockholders are broker/dealers and revise your disclosure here to note that any such selling stockholders will be deemed "underwriters."

6.   We note your disclosure in the chart located in the Selling Stockholders section that the following selling stockholders will continue to own all of their shares after the resale offering, despite the fact that footnote 1 indicates that it is assumed that all shares offered pursuant to the resale offering will be sold: Douglas Loock, Carmel, Milazzo & Feil LLP, Florida State University Research Foundation, Inc., Latham BioPharm Group, LLC, Trevally, LLC, Edward Newland, 4C Pharma Solutions, LLC, Hybrid Financial, Method Health Communications LLC, Kentucky Technology Inc., Ludlow Business Services, Inc., and Elliot Berman. Furthermore, according to this chart, the following selling stockholders will be gaining shares after the resale transaction: Geoffrey S. Dow Revocable Trust, Mountjoy Trust, Walleye Opportunities Master Fund Ltd., Bigger Capital Fund, LP, and Cavalry Investment Fund, LP. Please revise to address these apparent discrepancies, or advise.

General

7.   We note that the law firm representing you with respect to both the initial public offering of your units and the resale transaction is a holder of 100,000 shares of your common stock and that the law firm is identified as a selling stockholder and is participating in the resale transaction. Please revise your registration statement to include, in its own separate section with an appropriate header, the information required by Item 10 of Form S-1.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Franklin Wyman at 202-551-3660 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Gorsky at 202-551-7836 or Tim Buchmiller at 202-551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Ross D. Carmel, Esq.